October 19, 2010

VIA EDGAR

Mr. Mark Webb
Legal Branch Chief
Office of Financial Services
U.S. Securities and Exchange Commission
Washington, D.C. 20549

     Re:    BancTrust Financial Group, Inc.
            Form 10-K
            Filed March 17, 2010
            File No. 000-15423

            Form 10-Qs
            Filed May 11, 2010 and August 10, 2010
            File No. 000-15423

Dear Mr. Webb:

     We received your letter dated September 21, 2010, regarding comments of the staff to our Form 10-K for the fiscal year ended December 31, 2009 and our Forms 10-Q for the quarters ended June 30, 2010 and March 31, 2010. Thank you for bringing these comments to our attention and for helping us to improve our public disclosures. Set forth below are the staff's comments contained in your letter (in bold face type) followed by our responses.

     Where we agree to make requested revisions to the company's disclosures in future filings with the Commission, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Item 1, Business, page 5
------------------------

     1. In future filings, include a discussion of your market area that includes material demographic information such as population trends regarding growth, age and per capita income and name the major employers and the primary types of employment in your market area.

     We confirm that the company will update its Business disclosure in response to the staff's comments. Attached as Exhibit 1 is the additional disclosure that will be added to the company's future filings on Form 10-K.

October 19, 2010
Page 2


     2. In future filings, disclose here or in your MD&A the risks inherent in your various loan types, noting which are at higher risk.

     We confirm that the company will update its MD&A disclosure in response to the staff's comments. Attached as Exhibit 2 is the additional disclosure that will be added to the company's future filings on Forms 10-K and 10-Q. The new ASU 2010-20 requirements will be addressed in our Form 10-K for the year ended December 31, 2010, and we are currently working on that disclosure.

Item 13, Certain Relationships and Related Transactions, page 108
-----------------------------------------------------------------

     1. In future filings, revise the disclosure on page 4 of the proxy statement, to state, if true, that loans were made, in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. For the updated disclosure requirements, refer to Instruction 4(c) of Regulation S-K.

     We note the staff's comment and will update the disclosure in the company's future proxy statements and filings accordingly.

     On behalf of BancTrust Financial Group, Inc., I acknowledge that:

          - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

          - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or require additional information, or if you wish to comment further orally, please do not hesitate to contact me at (251) 431-7869.

                                     Sincerely,

                                     /s/ W. Bibb Lamar, Jr.

                                     W. Bibb Lamar, Jr.
                                     President and Chief Executive Officer
                                     BancTrust Financial Group, Inc.

                                   EXHIBIT 1
Market Areas

     We offer banking and trust services in central and southern Alabama and in the panhandle of Florida. Certain insurance products are offered to all of our markets. The following table shows certain demographic information for the two states in which we operate and for our primary market areas within each state.

                                                 Per Capital     Median Family
                   Population    Labor Force   Personal Income      Income
                      2009          2009            2008             2010

Alabama             4,708,700      2,112,600           $33,655         $54,100
Mobile MSA            591,599        263,100            30,567          50,500
Montgomery MSA        354,108        189,300            39,182          59,200

Florida            18,538,000      9,197,500           $39,064         $59,400
Bay County            164,767         89,700            35,459          57,400
Okaloosa County       178,473         98,200            41,050          65,500
Walton County          55,105         31,400            29,259          51,000


Alabama
-------

     We operate in 15 counties in Alabama. Over 40% of our market deposits are located in the Mobile and Montgomery metropolitan statistical areas, or MSAs.

Mobile MSA
----------

     The Mobile MSA includes Mobile and Baldwin counties. Our corporate and bank headquarters are located in Mobile. The area economy is supported by a range of industries including aerospace, distribution, chemical, steel and biotechnology. The Port of Mobile offers 190 shipping lines and ranks 9th out of all U.S. ports in tonnage, and while the recently opened Mobile Container Terminal offers an option for the Port's customers to reach Midwest markets and neighboring states. The University of South Alabama Mitchell Center Institute, located in Mobile, is the only academic cancer research institute in the upper Gulf Coast region. The University of South Alabama and its medical facilities are the second largest employer in the Mobile MSA. ThyssenKrupp Steel, USA recently chose the Mobile area to locate its new U.S. steel processing facility. The Baldwin County economy is centered on tourism driven by the beautiful beaches along the Gulf Coast.

Montgomery MSA
--------------

     The Montgomery MSA includes Autauga, Elmore, Lowndes and Montgomery counties. Montgomery is the capital of Alabama. The area economy is supported by state and local government, Maxwell Air Force Base, and automotive and distribution industries. Maxwell Air Force Base and the State of Alabama are the largest two employers in the Montgomery area, together employing over 20,000 personnel. Hyundai Motor Manufacturing manufactures automobiles and engines for Hyundai and is the fifth largest employer in the Montgomery area.

Florida
-------

     We operate in Bay, Okaloosa and Walton counties in Florida.

     Our Florida market area's economy is driven by tourism and military and related industries. The area's beautiful beaches have attracted vacationers throughout the Southeast, and increased tourism has led to expansion of business and tourism-related services. The new Northwest Florida Beaches International Airport is a hub for commercial flights and is located in Panama City, in Bay County. Also located in Bay County, Tyndall Air Force Base employs more than 5,000 military, civilian and contract personnel. Okaloosa County has a strong military presence as well, including Eglin Air Force Base, the largest air base in the world. In addition to the military industry, Okaloosa County's economic base includes a strong tourism industry and aviation, aerospace and engineering businesses. Among the businesses located in the county are Boeing, Lockheed-Martin and Raytheon.

[To be followed by deposit breakdown table and competition disclosures]

                                   EXHIBIT 2

     The following section describes the composition of the various loan categories in Table 5 and discusses management of risk in these categories.

     Commercial and Industrial ("C and I") loans represent loans to commercial customers for use in normal business to finance working capital needs, equipment purchases, or other expansion projects. These credits may be loans and lines to financially strong borrowers, secured by inventories, equipment, or receivables, or secured in whole or in part by real estate unrelated to the principal purpose of the loan, and are generally guaranteed by the principals of the borrower. Variable rate loans in this portfolio have interest rates that are periodically adjusted. Risk is minimized in this portfolio by requiring adequate cash flow to service the debt and the personal guaranties of principals of the borrowers. The portfolio of C and I loans increased/decreased $X million, or X percent, from X to X period, as a result of X.

     Commercial Real Estate loans represent residential construction loans, commercial construction, land and land development loans, and other commercial real estate loans.

     Residential construction loans include loans to individuals for the construction of their residences, either primary or secondary, where the borrower is the owner and the builder is engaged independently by the borrower. Residential construction loans also include loans to builders for the construction of one-to-four family residences whereby the collateral, a proposed single family dwelling, is the primary source of repayment. These loans are made to builders to finance the construction of homes that are both pre-sold and those that are built on a speculative basis, although speculative lending in this area has been strictly limited and controlled over the past two to three years. Loan proceeds are to be disbursed incrementally as construction is completed. The portfolio of residential construction loans increased/decreased $X million, or X percent, from X to X period, as a result of X.

     Commercial construction loans include the development of residential housing and condominium projects, the development of commercial and industrial use property and loans for the purchase and improvement of raw land and are secured in whole or in part by the underlying real estate collateral and are generally guaranteed by the principals of the borrower. The bank's lenders work to cultivate long-term relationships with established developers. Funds for construction projects are disbursed as pre-specified stages of construction are completed. The portfolio of commercial construction loans increased/decreased $X million, or X percent, from X to X period, as a result of X.

     Commercial real estate loans are secured by commercial and industrial properties, apartment buildings, office or mixed-use facilities, strip shopping centers, or other commercial property, and are generally guaranteed by the principals of the borrower. The portfolio of commercial real estate loans increased/decreased $X million, or X percent, from X to X period, as a result of X.

     Risk is minimized in this portfolio by requiring a review of the borrower's financial data, and verification of the borrower's income prior to making a commitment to fund the loan. Personal guaranties are obtained for substantially all of our construction loans to builders. Personal financial statements of guarantors are obtained as part of the loan underwriting process. For construction loans, regular site inspections are performed at each construction phase, prior to advancing additional funds. Commercial construction and commercial real estate loans have been curtailed over the past two years due to the downturn in the real estate market.

     Agricultural loans represent loans to fund seasonal production and longer term investments in land, buildings, equipment and breeding stock. The repayment of agricultural loans is dependent on the successful production and marketing of a product. Risk is minimized in this portfolio by performing a review of the borrower's financial data, cash flow to service the debt, and obtaining personal guaranties of principals of the borrower. This type of lending represents a miniscule percentage of the total loan portfolio. The portfolio of agricultural loans increased/decreased $X million, or X percent, from X to X period, as a result of X.

     Residential mortgage loans are comprised of conventional mortgage loans on one-to-four family residential properties. These properties may serve as the borrower's primary residence, vacation homes or investment properties. The majority of originations with terms to maturity of 15 years or greater are sold in the secondary market. Fixed and adjustable rate residential mortgage loans are generally originated using secondary market underwriting and documentation standards. Also included in this portfolio are home equity loans and lines of credit. This type of lending, which is secured by a first or second mortgage on the borrower's residence, allows customers to borrow against the equity in their home. Risk is minimized in this portfolio by reviewing the borrower's financial data, ability to meet existing obligations and the proposed loan, and verification of the borrower's income. The portfolio of residential mortgage loans increased/decreased $X million, or X percent, from X to X period, as a result of X.

     Consumer loans consist of a variety of secured and unsecured personal loans including, automobile and marine loans, loans for household and personal purpose, and all other direct consumer installment loans. Risk is minimized in this portfolio by reviewing the borrower's financial data, ability to meet existing obligations and the proposed loan, and verification of the borrower's income. The portfolio of consumer loans increased/decreased $X million, or X percent, from X to X period, as a result of X.

     Equipment leases comprise leases that were acquired during the acquisition of Peoples. BankTrust is not actively engaged in equipment leasing. These leases are paying down at an approximate rate of X percent per year/quarter. This portfolio does not represent a significant credit risk.

     Other loans comprise primarily loans to municipalities to fund operating expenses due to timing differences and capital projects. The portfolio of other loans increased/decreased $X million, or X percent, from X to X period, as a result of X.

     The following table shows the risk profile of the loan portfolio by indicating specific categories of loans along with the related percentage of non-performing loans at September 30, 2010 and December 31, 2009. Commercial real estate continued to be our largest loan category at September 30, 2010, comprising __._% of total loans. Commercial real estate also respresented the majority of non-performing loans at __._%, with approximately __._% of non-perfoming loans consisting of land development and vacant residential lot loans. The downturn in the real estate market, primarily in our Florida panhandle market, has had a significant impact on the commercial real estate portfolio as can be seen in the following discussion regarding criticized loans.

                                                September 30, 2010           December 31, 2009
                                                ------------------           -----------------
                                              Loans as a       Non-         Loans as a       Non-
                                              Percentage    performing      Percentage    performing
                                               of Total     Loans as a       of Total     Loans as a
                                                Loans       Percentage        Loans       Percentage
                                             Outstanding     of Total      Outstanding     of Total
                                                                Non-                          Non-
                                                             performing                    performing
                                                               Loans                         Loans
Multi-family
Hotels
Office buildings
Shopping centers
Warehouses
Convenience Stores
Healthcare
Commercial development
Other Commercial Real Estate

Total Investment Property

1-4 family construction
1-4 family perm/mini-perm
Residential development

Total 1-4 Family Properties

Land Acquisition
Land Development
Vacant residential lots/non-development
Farmland & Timberland
Total Land Portfolio

Total Commercial Real Estate

Commercial & Industrial Portfolio
Owner-Occupied

Total Commercial and Industrial Loans

Home Equity
Consumer Mortgages
Consumer Loan Portfolio
Total Retail

TOTAL LOAN PORTFOLIO